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                                                                   EXHIBIT 20.1
BROADWAY STORES INC                                                News Release
THE BROADWAY-EMPORIUM-WEINSTOCKS

3880 North Mission Road
Los Angeles, California 90031


FOR IMMEDIATE RELEASE



Contact:
Bill Ihle
Broadway Stores, Inc.
(213) 227-3884


              Broadway Stores Announces Reduced Capital Program

                  -Company To Review Results Of 1994 Efforts

                      -Company Modifies Credit Facility

Los Angeles, CA -- (March 7, 1995) -- Broadway Stores, Inc., announced today that after remodeling more than 3.5 million square feet in 27 of its California and Nevada stores during 1994, at a cost of approximately $110 million, it will reduce 1995 capital expenditures to approximately $40 million. This will allow the company time to assess the efficiency of its capital expenditure program.

Included in the remodeling efforts were the extensive redesign of three stores, Northridge, Walnut Creek and Las Vegas. These stores were redesigned as prototype stores.

Broadway Stores, Inc. president and CEO David L. Dworkin said, "We need to make sure we are on the correct path with our remodeling program. It is prudent to pause and thoroughly review the results to see if we need to make any changes. We owe this period of thoughtful review to our associates, investors and customers."

The company today also announced that it has amended certain provisions of its working capital facility with its working capital lender. The changes provide greater flexibility with respect to earnings and a reduction in capital expenditures commensurate with the revised capital program.

Broadway Stores, Inc. (NYSE:BWY) is one of the leading operators of full-line department stores in the Western United States with annual sales in excess of $2.0 billion. It operates 83 department stores under the names The Broadway, Emporium and Weinstocks.

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